July 24, 2009

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director Mr. James Giugliano, Staff Accountant

Re:	ReoStar Energy Corporation
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Filed July 23, 2008
Form 10-Q for Fiscal Quarter ended December 31, 2008
Filed February 13, 2009
Response Letter Dated April 21, 2009
Response Letter Date June 4, 2009
File No. 000-52316

Dear Mr. Schwall:

                   We have reviewed your comment letter dated July 8, 2009 in respect of the above-referenced filings. This letter sets forth our responses to your comment. We will file a responsive Amendment No. 2 to the Form 10-KSB/A and a responsive Amendment No. 1 to the Form 10-Q upon confirmation that our response adequately address your comments.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

We have reviewed your responses to our prior comments 9, 10, 14, and 16 and the memo dated May 27, 2009 from Forrest A. Garb & Associates to ReoStar Energy about the methodology and justification for the proved undeveloped reserves attributed to the polymer flood in the Corsicana field. We note the following:

•	The pilot project upon which you are relying was small and limited in scope, was implemented in the 1980's on an offsetting lease and was never expanded to a larger project;

•	There have been very few similar pilot polymer projects that have been expanded to full field projects and proven to be successful. This is in marked contrast to basic water-flooding or steam injection projects, which the industry has demonstrated thousands of times to be successful in the right applications; and

•	It appears the report prepared by Forrest A. Garb & Associates was more in the nature of a feasibility estimate rather than an estimate of proved reserves.

As a result, it does not appear that you have demonstrated the level of reasonable certainty for the attribution of proved reserves. Please revise your reserve estimates accordingly or provide us with additional support for your conclusion of reasonable certainty regarding the proved undeveloped reserves that you attribute to that project despite its early stage of development.

We respectfully disagree with your opinion that we have not demonstrated the level of reasonable certainty for the attribution of proved reserves for the following reasons:

•	With respect to objections and comments regarding the scope of the original J. O. Burke pilot project; pilot scale projects, by definition are limited in scope. The purpose of a pilot is to demonstrate that the reservoir will respond to the recovery mechanisms to be evaluated, to establish the viability of the project, and to learn how to optimize the project during expansion to field scale.

A second pilot scale project was conducted on another lease offsetting our acreage. The results from this pilot were not published; however, we have had extensive discussions with the operator. The operator explained, that although their pilot was successful in terms of substantially increased oil recovery, falling oil prices caused them to suspend the project.

The reason the J.O. Burke pilot project was not implemented at field scale was the economic circumstances at the time. The pilot was successful in significantly increasing oil recovery, but commodity pricing at the time did not support economic justification. This is no longer the case. The price of oil has nearly tripled compared to the price at the time of the pilot. Polymer project cost increases have been less dramatic. Consequently, polymer flooding is now economically viable. Given the success of the pilots in increasing oil recovery, we believe that, had the pilots been implemented two years ago, by the same operators, the operators would expand the pilots to larger projects.

•	There are currently over 50 full scale polymer floods operating in the United States that are publicized and well documented. Additionally, there are several extremely large scale polymer floods operating internationally, with a high concentration located in Asia. SNF, one of the world's largest polymer manufactures, recently built a polymer plant in China which produces 132 million pounds per year, all of which is used in the Daqing Field polymer flood. The Daqing Field has very similar reservoir characteristics to the Corsicana Field.

Numerous studies have concluded that polymer flooding is viable technology. For example, a paper presented at the 8th European IOR - Symposium in Vienna Austria in May 1995 concluded that "Polymer flooding is both technically and economically successful, as demonstrated by twelve international polymer floods conducted since 1975. These floods have produced 6 to 52% incremental oil as a result of polymer injection" (Polymer Flooding: Still a Viable IOR Technique, after Texaco, F.E. De Bons and R. W. Braun)

Further, the agencies opinion doesn't consider the fact that ReoStar began polymer injection in the first stage of our project in June 2007 and that the oil recovery response observed through the evaluation date was within the expected range of response indicated by the J.O. Burke pilot project. This response not only validates the J.O. Burke pilot, it also validates the recoverable volumes shown in the reserve report - they are achievable.

•	Forrest A. Garb & Associates conducted a thorough reserve evaluation for the reserve report as of April 1, 2007 (the year prior to the report in question). The reserve evaluation included an exhaustive review of the J. O. Burke pilot, comparison of the geology and reservoir characteristics of the initial pilot to our Corsicana field leasehold, and research of other polymer projects in process at the time. Their conclusion was that our Corsicana field leasehold contained proved reserves totaling 11.4 million barrels of oil, most of which were undeveloped.

When the firm prepared the reserve evaluation as of April 1, 2008, there was no reason to revisit the research conducted during the previous year. The firm considered all relevant factors in preparing the reserve evaluation including changes in economics as well as comparing the actual performance of our first phase surfactant polymer flood to expected results which were based upon their previous evaluation of the original pilot. Forecasted recovery was adjusted downward slightly based upon the actual results of the first phase of the polymer flood, resulting in proved reserves totaling 10.8 million barrels of oil.

Forrest A. Garb and Associates conducted the evaluation within the standards set by the Society of Petroleum Engineers. Given the extensive work performed by the firm in evaluating our reserves over the two year period, and given the fact that we had implemented the first phase of the polymer flood, we believe your opinion that the report was nothing more than an unfounded feasibility estimate is unwarranted.

Our in-house Professional and Petroleum engineer has conducted extensive research in the effectiveness of polymer floods. His work shows that the average tertiary recovery using polymer flooding is in excess of 20% of the original oil in place. Given that the Nacatoch sand porosity in the Corsicana field is approximately 29% and permeability is in excess of 1 Darcy, and given the recovery of the original pilot was nearly 20% of original oil in place, and further given the results of the first phase of our polymer project; we believe we have amply demonstrated reasonable certainty that we will achieve the modest recovery rate of 9% as projected in the Forrest A. Garb and Associates reserve report.

*****

                   We have endeavored to fully respond to the Staff's comments set forth in its July 8, 2009 letter. On behalf of ReoStar Energy, please be advised that we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not prevent the Commission from taking any action with respect to the filings; and o

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                   Thank you in advance for your review. Please contact the undersigned at (817) 989-7367 if you have any questions.

Very truly yours, /s/ Scott D. Allen Scott D. Allen Chief Financial Officer

cc: Greenberg Traurig, LLP